Exhibit 99.2
FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	27 October 2010
SIMS METAL MANAGEMENT ANNOUNCES
FISCAL 2011 FIRST QUARTER RESULTS
Highlights (Unaudited and in Australian Dollars)
•	Sales revenue of $1.88 billion up 4 percent on prior corresponding period

•	EBITDA of $51.2 million down 44 percent on prior corresponding period

•	EBIT of $16.7 million down 69 percent on prior corresponding period

•	Net profit after taxes of $8.2 million down 75 percent on prior corresponding period

•	Basic earnings per share of 4.0 cents down 78 percent on prior corresponding period

•	Scrap intake decreased 6 percent on prior corresponding period

•	Acquired Wincanton PLC’s e-recycling assets in the United Kingdom
Financial Results for the Three Months Ended 30 September 2010
In the first three months of fiscal 2011, Sims Metal Management (the “Company”) had sales revenue of $1.88 billion, an increase of approximately 4 percent as compared to the first quarter of fiscal 2010. The Company earned a net profit after tax of $8.2 million, down 75 percent. EBITDA (earnings before interest, tax, depreciation and amortisation) was $51.2 million, down 44 percent, and EBIT (earnings before interest and tax) was $16.7 million, down 69 percent. Basic earnings per share was 4.0 cents per diluted share, down 78 percent as compared to the first quarter of fiscal 2010.
Group Chief Executive Officer Daniel W. Dienst stated, “The first quarter of fiscal 2011 marks our fifth consecutive quarter of profitability since the full effects of the global financial crisis; however, scrap flows and margins remain constrained, particularly in North America and especially for those assets that are principally domestic in focus. We continue to confront the stark realities of a stagnant and tentative U.S. economy which will continue to exhibit sluggish scrap flow generation until such time as more sustained and meaningful GDP and industrial production growth takes root. As and when such growth resumes, we are confident that our North American business will again generate significantly higher earnings and return on capital, particularly in the context of our technology investment that continues apace.”
Sims Metal Management purchased 3.4 million tonnes and shipped 2.9 million tonnes of scrap metal in the first quarter of fiscal 2011, compared to 3.6 million tonnes purchased and 3.4 million tonnes shipped in the prior corresponding period. Scrap intake and shipments decreased 6 percent and 22 percent, respectively, in the first quarter of fiscal 2011, as compared to the fourth quarter of fiscal 2010.
Mr. Dienst stated, “Utilizing our global market intelligence to advance and defend our market positions, we continue to exercise judgment about the timing of ferrous scrap sales in the face of periods of acute trading illiquidity. This may exacerbate earnings volatility until such time as normalized trading conditions return.”

Mr. Dienst continued, “In late August we reported tough conditions for scrap flows, particularly in North America, as well as sluggish ferrous export markets through the end of August though we also stated at that time that we expected ferrous export markets to improve in September. That expectation was realised but proved fleeting as the deep sea market idled again at the end of September. We satisfied available export demand at adequate margin, but recognising our long term focus and expectations for better markets, particularly against a relatively tight market in terms of scrap generation, we shipped approximately 500,000 tonnes less scrap than we purchased in our first quarter. Ferrous scrap prices declined at the beginning of October, but have since moved higher. We are comfortable with our position in the market and for recently improving ferrous markets.”
Mr. Dienst added, “Sims Metal Management’s talented employees, advanced technologies, unrivaled global footprint and financial strength provide a distinct competitive advantage, and we look forward to capitalising on growth opportunities available to us in the remainder of our 2011 fiscal year and beyond. Such growth is being explored across all geographies and business lines as evidenced by our announcement earlier today regarding an agreement to purchase the assets of CMRS in Queensland, Australia.”
North America
Sales revenue in the first quarter of 2011 was $1.2 billion, the same as in the prior corresponding three month period. On a U.S. dollar equivalent basis, sales revenue was up roughly 5 percent to US$1.1 billion. EBIT was a loss of $3.6 million. Tonnes shipped during the first fiscal quarter ended 30 September 2010 decreased by 19 percent to 2.1 million tonnes, compared to 2.6 million tonnes shipped in the prior corresponding period. Scrap intake in North America decreased by 7 percent to 2.6 million tonnes as compared to 2.8 million tonnes in the prior corresponding period. Intake and shipments declined 7 percent and 30 percent sequentially in North America from the fourth fiscal quarter of 2010. Mr. Dienst stated, “Against the backdrop of constrained material flows and even in the face of inconsistent demand, we continued to advance and defend our leadership position.”
Mr. Dienst continued, “During our first quarter, we recorded $5.5 million of unrealised losses from hedge contracts. This mark to market loss will reverse when physical shipments are made. Our coastal facilities performed relatively well but our inland domestic — focused yards and bulk stainless division encountered significant headwinds. Though our North American metals business operated at a small operating loss in our first quarter including a negative contribution from our SA Recycling joint venture, our electronics business in North America performed well.”
Australasia
Sales revenue was up 12 percent to $342.6 million on the prior corresponding three month period. EBIT was $8.0 million. Scrap intake and shipments were 425,000 tonnes and 451,000 tonnes, respectively, a decrease of 3 percent and an increase of 7 percent versus the prior corresponding period.
Mr. Dienst said, “Our Australasian metals businesses performed well in the quarter, though we note operating income in this segment was reduced by unrealised hedging losses on metals contracts of $5.3 million. The unrealised hedging losses primarily relate to losses on contracts that arose from higher copper prices, though this will reverse when the physical shipments are made. Our fiscal 2011 capital investment program, primarily related to the installation of advanced downstream technology, has made solid progress and continues on schedule.”

Europe
Sales revenue was up 28 percent on the prior corresponding three month period to $356.0 million. EBIT was $12.3 million. The European segment derived a significant portion of its profit during the first fiscal quarter from continued solid performance of the Sims Recycling Solutions (“SRS”) business. Scrap intake and shipments were 369,000 tonnes and 347,000 tonnes, a decrease of 4 percent and 8 percent versus the prior corresponding period.
Mr. Dienst said, “Our European business performed well despite tougher conditions that impacted the earnings of our ferrous metals business. Our SRS business once again delivered strong results in the first fiscal quarter. SRS earnings increased relative to the prior corresponding period, but did not achieve the level of profit of our strong fourth fiscal quarter. Further, we are excited about the future prospects and integration of our recently completed acquisition of Wincanton PLC’s e-recycling assets in the United Kingdom.”
Capitalisation
As of 30 September 2010, the Company had net debt balances of approximately $96 million, representing approximately 3 percent of total capital.
Markets & Outlook
Mr. Dienst said, “Ferrous markets initially declined and then bottomed, and firmed in October and should trade sideways to higher over the balance of our second quarter. General tightness in scrap availability, especially in North America, could result in seasonally higher selling prices with the onset of Northern Hemisphere winter, especially in the important deep sea ferrous markets, but we do not expect to encounter significant price volatility over the balance of this half year period. Additionally, a weaker U.S. dollar could support higher deep sea ferrous scrap prices in the near term, particularly for U.S. generated material. However, until ferrous demand becomes more consistent, we expect to see continued volatility in the longer term beyond our second quarter. The non-ferrous markets remain liquid and the Company remains readily able to market this material.”
“Our prospects for shareholder value creation are bright, as we continue to execute on our plan to grow organically through strategic technology and efficiency investments and through accretive acquisitions. In that vein, we expect to complete the implementation of our third generation shredder downstream technology over the balance of fiscal 2011 and are already moving forward with planning for the fourth generation. At the same time, we remain committed to the disciplined pursuit of value enhancing acquisitions across our global scrap metal and electronics recycling footprints.”
Mr. Dienst concluded, “Given broad uncertainty as to future economic conditions that affect our business and more specifically continuing weakness in scrap generation across North America, we will not provide quantitative or more specific guidance at this time.”
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal
Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian

Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F/A, which we filed with the SEC on 14 April 2010.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with approximately 230 facilities and 5,600 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 90 per cent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in fiscal 2010. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS).
For further information contact

Dan Dienst		Rob Larry
Group Chief Executive Officer	or	Group Chief Financial Officer
Tel: +1 212 500 7410		Tel: +1 312 644 8205

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